FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Parker, Robert L. (Last) (First) (Middle) 2021 South Lewis Avenue, Suite 600 (Street) Tulsa, OK 74104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Clayton Williams Energy, Inc. CWEI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 1, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X    Director

          10% Owner

          Officer (give title below)

          Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

    X    Form filed by One Reporting Person

           Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value								26,217 See Note 1	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Outside Directors Stock Option Plan	$13.10	1-1-02 Note 2		A		1		6-1-02	1-1-12	Common Stock	1,000			D
Outside Directors Stock Option Plan	$12.14	1-1-03		A		1		6-1-03	1-1-13	Common Stock	1,000		9	D

 Explanation of Responses:

Note 1 - Amount presented includes the right to acquire 9,000 shares through the exercise of stock options.

Note 2 - Although the grant of options on 1/1/02 would normally be reported on a Form 5 for the year ended 12/31/02, Mr. Parker is voluntarily reporting such grant on this Form 4 since a subsequent grant on 1/1/03 is subject to the accelerated Form 4 filing requirements effective for grants on or after August 29, 2002.

/s/ Robert L. Parker by L. Paul Latham as attorney in fact	1-3-03 Date
** Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002